March 29, 2016
 VIA EDGAR

Securities and Exchange Commission
100 Fifth Street, N.W.
Washington, DC  20549

Attention: Kevin J. Kuhar,  Accounting Branch Chief Office of Electronics and Machinery

RE:	Kulicke and Soffa Industries, Inc. (the “Company”)
Form 10-K for period ended October 3, 2015
Filed November 18, 2015
File No. 000-00121
Dear Mr. Kuhar:
The Company has reviewed the comments made by the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) in its letter to the Company dated March 16, 2016 with respect to the Staff’s review of the Company’s Form 10-K for the fiscal year ended October 3, 2015 (the “10-K”).  This letter contains the Company’s responses to the Staff’s comments.
For your convenience, we have repeated below in bold type the Staff’s comments and have set forth the response of the Company immediately below the applicable comment.
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Comment
Form 10-K as of October 3, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42

1.
We note that your headquarters are in Singapore, that a significant portion of your income before income taxes is derived from foreign sources and that as of the 2015 year-end more than $530.5 million of your undistributed earnings were permanently reinvested outside the United States. Further, although we note that at October 3, 2015 you held cash and cash equivalents of approximately $498.6 million, representing approximately 55 percent of your total assets, in your February 2, 2016 earnings call you indicated that your cash position is extremely limited in the U.S. and remains a major constraint, such that you are considering adding a credit facility to help buffer the limited cash balance. Please address the following in your future filings:

•Disclose the amount of cash, cash equivalents and liquid investments held by foreign subsidiaries at each balance sheet date and quantify any amounts that would not be available for use without potentially incurring U.S taxes.

•Provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of permanently reinvesting earnings outside the U.S. Discuss any strategies you have in place to access cash held overseas. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response
In future filings, the Company will include additional disclosures in the Liquidity and Capital Resources discussion in the Management’s Discussion and Analysis of Financial Condition that discloses the amount of cash, cash equivalents and liquid investments held by foreign subsidiaries and any amounts that would not be available without potentially incurring U.S. taxes. In addition, the Company will discuss any known trends, demands or uncertainties related to liquidity as a result of the current practice of reinvesting earnings outside the U.S and the Company's ability to access in the U.S. cash held overseas. While certain foreign earnings have been permanently reinvested in foreign jurisdictions, the Company has not adopted a policy of permanently reinvesting all earnings outside the U.S. A disclosure consistent with the disclosure below will be added to our existing disclosures over Liquidity and Capital Resources:

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As of October 3, 2015 and September 27, 2014, approximately $488.0 million and $529.3 million of cash, cash equivalents and short-term investments were held by the Company's foreign subsidiaries, respectively. The cash amounts not available for use in the U.S. without incurring additional U.S. income tax as of October 3, 2015 and September 27, 2014, is approximately $343.5 million and $352.8 million, respectively.
The Company’s international operations and capital requirements are funded primarily by cash generated by foreign operating activities and cash held by foreign subsidiaries. Most of the Company's operations and liquidity needs are outside the U.S. The Company’s U.S. operations and capital requirements are funded primarily by cash generated from U.S. operating activities. In addition, the Company entered into an Uncommitted Revolving Credit Agreement with United Overseas Bank Limited, New York Agency ("UOB"), providing for a $25 million revolving credit facility (the "Credit Facility"). The Credit Facility is an unsecured revolving credit facility of $25 million with a term of one year. The proceeds of the Credit Facility may be used for the Company's general corporate purposes and provides additional liquidity for any U.S. needs. We believe our U.S. sources of cash and liquidity are sufficient to meet our business needs in the U.S. for the foreseeable future including funding of U.S. operations, capital expenditures and the share repurchase program as approved by the Board of Directors. We currently do not expect that we will need to repatriate the funds we have designated as indefinitely reinvested outside the U.S. Should the Company’s U.S. cash needs exceed its funds generated by U.S. operations due to changing business conditions or transactions outside the ordinary course, such as acquisitions of large capital assets, businesses or any other capital appropriation in the U.S., the Company may require additional financing in the U.S. In this event, the Company could borrow under the Credit Facility, seek other U.S. borrowing alternatives, repatriate funds held by foreign subsidiaries that have already been subject to U.S. taxation without incurring additional income tax expense (i.e. earnings previously subject to U.S. income tax or U.S. deferred taxes already accrued on those respective earnings), or a combination thereof.

Notes to Consolidated Financial Statements
Note 12: Income Taxes, page 71

2.
Please describe to us in greater detail the business structure reorganization of your foreign subsidiaries that resulted in a change in your permanent reinvestment assertion outside the United States. Please explain to us how you applied the guidance in ASC 740-30-25-17 that resulted in your recording a $19.7 million tax benefit.

Response:
During Fiscal 2015, the Company commenced a business structure reorganization to achieve better commercial and operational efficiencies. Following completion of the reorganization, a group of wholly owned foreign subsidiaries, which had previously been held directly by the U.S. parent company, will be moved underneath a common chain of foreign subsidiaries, allowing for direct access to cash by other foreign subsidiaries without incurring U.S. income tax. Prior to the reorganization, we were more likely to incur U.S. income tax if these foreign subsidiaries accessed cash from other non-U.S. subsidiaries in our organization. This reorganization provides the Company with an enhanced ability to fund foreign capital expenditures, acquisitions, and expanded operations without incurring U.S. income tax.
We considered various factors in accordance with the provisions of ASC 740-30-25-17 in our review and affirmation of the need to permanently reinvest our foreign earnings outside the U.S. The main factors considered are the financial requirements of our U.S. parent company and operations, and funding requirements outside the U.S. We determined that the U.S. parent company’s cash positions and projections, access to the Credit Facility or other borrowing alternatives, repatriation of foreign cash without incurring additional U.S. income tax, or a combination thereof, is likely to be sufficient to meet its U.S. cash needs. The cash generated from the reorganized group of foreign subsidiaries may be used for working capital needs of foreign operations, as well as foreign capital expenditures, acquisitions or expansions. For example, in January 2015, a foreign business was acquired for $97.4 million (EUR 80 million) by the Company’s foreign subsidiary using cash generated from foreign earnings. (as disclosed in the Company's Current Report on Form 8-K filed on January 9, 2015)
In summary, the combination of the U.S. parent company’s access to sources of cash and the ability to access cash from the reorganized foreign subsidiaries in a tax efficient manner to fund foreign operations supports the change in permanent reinvestment assertion which resulted in the Company's recording a $19.7 million tax benefit, as disclosed in Note 12 of the 10-K.

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We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the Staff’s attention and request that the Staff contact us with any questions or comments regarding this letter.

Sincerely yours,

/s/ JONATHAN CHOU
Jonathan Chou
Interim Chief Executive Officer, Chief Financial Officer

cc:	Raymond F. Douglas
Drinker Biddle & Reath LLP

Greg Unsworth, Partner
PricewaterhouseCoopers LLP

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